UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(F)-1 THEREUNDER

BIDFISH.COM, INC.
(Exact name of company as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	000-53512 (Commission File Number)	N/A (IRS Employer Id. No.)

2250 NW, 114th Ave, Unit 1P PTY6049
Miami, Florida 33172
 (Address of principal executive offices, including zip code)

(507) 264-6405 (Company’s telephone number, including area code)

BIDFISH.COM, INC.
2250 NW, 114th Ave, Unit 1P PTY6049
Miami, Florida 33172
______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

October 11, 2011
_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about October 11, 2011 to holders of record on October 7, 2011 of shares of common stock, par value $0.0000l per share (“Common Stock”), of BidFish.com, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.  This Information Statement is being delivered in connection with the appointment by the existing directors of a new member of the Board of Directors of the Company (the “Board”) followed by the resignation of the existing director pursuant to the terms of the transactions (“Transactions”) described below.  The appointment will become effective upon the closing of the transactions described below, but not sooner than October 22, 2011, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the issuance (the “Sale”) of 44,500,000 post-reverse split shares of common stock of the Company, and result in a change of control of the Company.

As of October 7, 2011, the Company had 214,520,000 (35,753,333 post-reverse split) shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of Transactions that will be consummated at a closing on or after October 22, 2011 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and director of the Company before and after the Closing Date of the Transactions. Additional information about the Company and the Transactions will be contained in the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) after the Closing Date of the Transactions.  The Form 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549.  Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC’s website at http://www.sec.gov.

THE TRANSACTIONS

On October 5, 2011, the Company and Halter Energy Capital Corporation (“Halter”) executed a Stock Purchase Agreement, pursuant to which the Sale shall be effected and Halter will be entitled to receive a total of 44,500,000 post-reverse split shares of Common Stock in exchange for $500,000, and warrants to purchase 20,000,000 shares for $0.20 per share within two years.  Also on October 5, 2011, the Company and Juan Carlos Espinosa, the existing controlling stockholder, entered into a Redemption Agreement pursuant to which the Company will redeem 24,753,333 post-reverse split shares of common stock for $1,000 (the “Redemption”).

As a result of the Sale and Redemption, Halter will own approximately 78.8% of the then outstanding Common Stock of the Company (85.4% if all warrants are exercised.)

Upon the completion of the Sale, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing director, Juan Carlos Espinosa will resign as director and appoint Kevin B. Halter, Jr. as new director of the Company.

All current officers of the Company will resign upon completion of the Exchange, and the new Board will appoint new officers of the Company.  In connection with the change of control, new management has signified its intention to cause the Company to explore the acquisition of one or more additional businesses and end the Company’s status as a “shell corporation.”

GENERAL

Since 2009, the Company has been a smaller reporting company, and also a shell corporation with no business or material assets.  In September 2011, the directors determined that it should seek a relationship with an operating company that can provide business and possibly profits to benefit the Company’s stockholders. In September 2011, following a period of negotiations, the Company entered into a Stock Purchase Agreement with Halter.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.

Director Name of Person	Age	Position and Office Held with the Company	Since
Juan Carlos Espinosa	30	President, Treasurer, Secretary and Director	2009

Business Experience

Directors and Executive Officers

Mr. Espinosa has been the Company’s sole officer and director since April 20, 2009. He graduated from Loyola Law School in Chicago in 2004 with a law degree in international business. After graduation he returned to Panama and became a junior partner in the firm of Alvarez De Soto & Espinosa Jiminez.

Officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the Transactions, the following persons will be the directors and officers of the Company:

Names:	Age	Titles:
Kevin B. Halter, Jr.	51	President, Secretary, Treasurer and Director

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.  The Board of Directors will seek other qualified individuals to serve on the Board and to form committees to do the Board’s work.

Currently, our directors are not compensated for their services, although their expenses in attending meetings are reimbursed. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

Mr. Halter has been President of Securities Transfer Corporation since 1987, an SEC registered stock transfer company.  He has been a Vice President and Director of Halter Capital Corporation since 1987.  He has been the President, Secretary and Director of SMSA Kerrville since November 9, 2010. From December 9, 2010 until January 16, 2011 he served as a member of the Board, and as the Company’s CEO, Chief Financial Officer and Secretary of Ventura Assets Limited. From 1994 to September 3, 2010 he has served as Vice President and Director of Millennia, Inc. From August 4, 1998 until February 27, 2004 he was a Director and Secretary-Treasurer of Millennia Tea Masters, Inc., now known as Voip, Inc.  From January 31, 2005 until March 2005 he was President and a Director of Meditech, Inc., now known as Deli Solar (USA) Inc.  From March 30, 2005 until January 30, 2006 he was President and a Director of Strong Technical, Inc., now known as Zhongpin, Inc.  From October 18, 2005 until December 7, 2005, he was President and a Director of General Devices, Inc., now known as Aduromed Industries, Inc.  From February 21, 2006 until February 5, 2008 he was President and a Director of Rub A Dub Soap, Inc., now known as Sentaida Tire Company Limited. On March 3, 2011 in Administrative Proceeding File No. 3-14285, In the Matter of Securities Transfer Corporation and Kevin Halter, Jr., an agreed order was entered censuring STC and requiring STC to retain a consultant to review all internal systems and recommend procedures to safeguard the funds and securities of its customers on deposit and to submit to continuing oversight review by such consultant. STC was fined $10,000, and Kevin Halter, Jr. was suspended for three months from associating in a supervisory capacity with a transfer agent, broker-dealer or investment advisor. Such order arose from a situation in which a former financial officer of STC commingled funds of STC and of its clients.

 CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board performs these functions.  Because the Company has had only one director who owned over a majority of the voting securities of the Company, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations.  The Board has not established an audit or compensation committee for similar reasons. Immediately following completion of the Transactions, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2010, the Board of Directors held no meetings and took no corporate actions by unanimous written consent.

EXECUTIVE COMPENSATION

Executive Compensation

The Company has not paid any compensation or issued any stock awards or other benefits to any of its officers or directors during the past five years.

No stock has been issued to any officer, employee or director of the company except in their capacity as investors. Although we have no current plan in existence, we may adopt a plan to pay or accrue cash compensation to our officers and directors for services rendered. We currently do not have a stock incentive plan for the benefit of officers, directors or employees, but our Board of Directors may recommend the adoption of such programs in the future.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2010, all Section 16(a) filing requirements applicable to its insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of September 30, 2011, the Company has issued and outstanding 214,520,000 shares of Common Stock. There is no other class of voting security of the Company issued or outstanding. The following table sets forth the number of shares of Common Stock beneficially owned as of September 30, 2011, by (i) each director, (ii) each executive officer named in the Summary Compensation Table and (iii) each person known to own beneficially more than 5% of our stock and (iv) all directors, named executive officers and other executive officers as a group. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date.  Beneficial ownership generally includes voting and investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

	Shares of Common Stock

Name	Number of Shares Owned	% Total Outstanding Shares

Juan Carlos Espinosa	155,000,000	72.3%

All officers and directors as a group (1 persons)	155,000,000	72.3%

The Company is not aware of any arrangement which might result in a change in control in the future.

Code of Ethics

The Company adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.  A copy of the code of ethics is on file with the SEC.

By Order of the Board of Directors

/s/ Juan Carlos Espinosa
Juan Carlos Espinosa
Sole Director